UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO §240.13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Oncolix, Inc.

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

00773M106

(CUSIP Number)

December 31, 2019

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP No. 00773M106

1	NAMES OF REPORTING PERSONS Mallinckrodt plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY:
4	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES Not Applicable
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%
12	TYPE OF REPORTING PERSON CO

Explanatory Note

This Amendment No. 1 to Schedule 13G (this “Amendment No. 1”) is filed by Mallinckrodt plc (“Mallinckrodt”) and amends the statement on Schedule 13G originally filed on February 11, 2019. On November 4, 2019, Mallinckrodt plc completed the sale of its wholly-owned subsidiary BioVectra Inc. Mallinckrodt plc does not own any shares of common stock of the Issuer, but may have been deemed to beneficially own the shares held by BioVectra Inc. prior to such sale.

Item 1.	(a) Name of Issuer:

Oncolix, Inc.

(b) Address of Issuer’s Principal Executive Offices:

14405 Walters Road, Suite 780, Houston, Texas 77014

Items 2	(a) Name of Person Filing:

Mallinckrodt plc

(b) Address of Principal Business Office or, if None, Residence:

Mallinckrodt plc – 3 Lotus Park, The Causeway, Staines-Upon-Thames, Surrey TW18 3AG, United Kingdom

(c) Citizenship:

Mallinckrodt plc – Ireland

(d) Title of Class of Securities:

Common Stock, $0.0001 par value per share

(e) CUSIP Number:

00773M106

Item 3.	Not applicable.

Item 4.	Ownership:

(a)	Amount beneficially owned: 0 shares

(b)	Percent of class: 0%

(c)	Number of shares to which such Reporting Persons have:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 0

(iii)	Sole power to dispose or to direct the disposition of: 0

(iv)	Shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 5, 2020

MALLINCKRODT PLC

/s/ Stephanie D. Miller
Name: Stephanie D. Miller
Title: Vice President, Corporate Secretary & General Counsel, International